File No. 812-[•]

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Application PURSUANT to Section 6(c) of the Investment Company Act of 1940, as amended (“Act”), for an order granting exemption from Section 22(d) of the Act and Rule 22c-1 under the Act AND pursuant to SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

In the Matter of

WisdomTree Digital Trust

WisdomTree Securities, Inc.

Please direct all communications regarding this application to:

c/o WisdomTree Digital Trust/WisdomTree Securities Inc.

Ryan M. Louvar

250 West 34th Street, 3rd Floor

New York, New York 10119

With a copy to:

Todd P. Zerega

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh PA 15219-6401

todd.zerega@morganlewis.com

This Application (including Exhibits) contains 17 pages.

As filed with the Securities and Exchange Commission on December 18, 2024

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: WisdomTree Digital Trust WisdomTree Securities, Inc. File No. [__]

Application Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”) for an Order Granting an Exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and Pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act Permitting Certain Arrangements.

I.	INTRODUCTION

WisdomTree Digital Trust (the “Trust”), a registered open-end management investment company, on its own behalf, and on behalf of each series set forth in this Application, and WisdomTree Securities Inc., a broker-dealer registered with the Securities and Exchange Commission (“Commission”) (the “Dealer”)1 (together with the Trust, the “Applicants”), hereby submit this application (the “Application”) to the Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting them from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and from Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Dealer to purchase and sell shares of the WisdomTree Government Money Market Digital Fund (the “Fund”) to individual and institutional customers from its own inventory of shares of the Fund on a continuous basis at a value of $1.00 per share.

The Applicants also request that the relief apply to (i) any future series of the Trust that is a government money market mutual fund subject to Rule 2a-7 under the 1940 Act and that seeks to maintain a stable net asset value (“NAV”) of $1.00 per share by using the amortized cost or penny rounding method of valuation and (ii) any other registered open-end management investment company or series thereof that (a) currently exist or that may be created in the future; (b) are government money market mutual funds subject to Rule 2a-7 under the 1940 Act and that seek to maintain a stable NAV of $1.00 per share by using the amortized cost or penny rounding method of valuation; and (c) are managed by the Adviser (as defined below) or an adviser that is controlled by or under common control of the Adviser. Any entity relying on this relief will do so in compliance with the terms and conditions of this Application. Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

1 The term “Dealer” means (i) the Dealer, (ii) its successors, (iii) any entity controlling, controlled by, or under common control with, the Dealer or its successors that is registered as a broker-dealer with the Commission, or (iv) any entity registered as a broker-dealer with the Commission that has entered into a dealer agreement with the Trust or the Trust’s distributor.

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For the reasons discussed below, Applicants believe that the requested relief is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.	APPLICANTS AND OTHER PARTIES

A.	The Trust

The Trust, which is organized as a Delaware statutory trust, is registered under the 1940 Act as an open-end management investment company. The Trust is authorized to offer an unlimited number of series. The Trust offers and sells its securities pursuant to a registration statement on Form N-1A (the “Registration Statement”). The Trust offers shares of multiple series, each with its own distinct investment objectives, policies, and restrictions. The Trust currently consists of 13 series.

B.	The Fund

The WisdomTree Government Money Market Digital Fund (the “Fund”) is a money market fund subject to Rule 2a-7 of the 1940 Act with an investment objective to seek to provide investors with a high level of current income consistent with preservation of capital and liquidity and the maintenance of a stable $1.00 NAV per share. The Fund invests at least 99.5% of its total assets in government securities, cash and repurchase agreements collateralized fully by government securities or cash. The NAV of the Fund’s shares is calculated each day the NYSE is open for trading at the close of regular trading on such exchange, generally 4:00 p.m. (Eastern Time), except when certain federal holidays are observed. NAV per share is calculated by dividing the Fund’s net assets by the number of Fund shares outstanding. The Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a constant NAV of $1.00 per share. The amortized cost method involves valuing a security at its cost and amortizing any discount or premium over the period until maturity, regardless of the impact of fluctuating interest rates or the market value of the security. In addition, the Fund calculates a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value.

C.	The Dealer

The Dealer is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

D.	Other Parties

WisdomTree Digital Management, Inc., an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund (the “Adviser”). WisdomTree Transfers, Inc., a transfer agent registered with the Commission, serves as the Fund’s transfer agent (“Transfer Agent”).

III.	APPLICANTS’ PROPOSAL

A.	Operations

Shares of the Fund are available for purchase by individual and institutional investors. Individual investors may invest in the Fund by setting up an account through WisdomTree Prime®, a mobile application made available through certain app stores such as the Apple App Store and Google Play (the “App”). Institutional investors may invest in the Fund through WisdomTree Connect™ (the “Portal”). The Portal may be accessed by institutional investors through a web-based portal or application programming interface. Individual and institutional investors shall each be referred to in this Application as “Investor” and collectively as “Investors”, as circumstances indicate.

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The Fund uses blockchain technology in relation to maintaining a record of its shares. The Transfer Agent maintains the official record of share ownership through an integrated recordkeeping system with records in book-entry form and digital representations of Fund shares that are recorded – or digitized – on the applicable blockchain. In order for shares to be held on a blockchain an Investor must utilize a digital wallet to hold their shares. Individual Investors are provided with a digital wallet by an affiliate of the Adviser through the App to hold shares of the Fund. On the other hand, institutional Investors may, for their convenience and in their sole discretion, elect to use their own self-hosted or third party custodial digital wallet to hold shares of the Fund using the Portal.

It is anticipated that in order to provide additional convenience to Investors that wish to purchase or redeem shares of the Fund, Investors that have been registered with the Transfer Agent can elect, in their sole discretion, to submit purchase and redemption orders to either the Dealer or Fund. If such an order is submitted to the Dealer, the Dealer will sell out of its own inventory of shares, with respect to a purchase request, or buy, with respect to a redemption request, shares of the Fund with the requesting Investor on a principal basis. The Dealer will have sole discretion as to whether to accept a request for a purchase or redemption order from an Investor. If the Dealer rejects a request for a purchase or redemption of shares of the Fund it will direct the Investor to transact directly with the Fund. A price of $1.00 per share will be used to value all transactions in the Fund’s shares between an Investor and the Dealer. The Dealer may receive certain transaction-based compensation as agreed upon by the Dealer and Investor. Such compensation will be fully disclosed to the Investor prior to the order and included in the applicable transaction confirmations consistent with FINRA Rule 10b-10 requirements.

B.	Monitoring

As a government money market fund, the Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a stable NAV of $1.00 per share. Shares of the Fund sold by the Dealer out of its inventory in connection with its principal transaction service will only be purchased by Dealer from the Fund at a value of $1.00 per share and will be sold to an Investor at a value of $1.00 per share. When the Dealer purchases shares from an Investor, such shares will only be purchased by the Dealer at a value of $1.00 per share.

In an effort to monitor the accuracy of the Fund’s amortized cost per share, the Fund calculates a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. If the Fund’s Board of Trustees (the “Board”) were to determine, pursuant to Rule 2a-7, that the extent of the deviation between the Fund’s amortized cost per share and its market-based NAV per share may result in material dilution or other unfair results to shareholders, the Board will cause the Fund to take such action as it deems appropriate to eliminate or reduce, to the extent practicable, such dilution or unfair results. Additionally, if the deviation of the market-based (or shadow) NAV is 0.25% or greater from the Fund’s amortized cost NAV of $1.00 per share, the option to transact with the Dealer would be temporarily suspended, effective upon the Fund’s filing of Form N-CR with respect to such deviation, and Investors would be required to transact directly with the Fund.

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C.	Representations and Transparency

Applicants will take such steps as may be necessary to clarify for Investors that shares being purchased or redeemed in connection with the Dealer’s principal transaction service are being purchased or redeemed from the Dealer and are not being purchased or redeemed from the Fund. Appropriate disclosure will be provided to inform Investors of their right to purchase and redeem shares from the Fund directly. Additionally, Investors will need to affirmatively elect to utilize the principal transaction service with the Dealer, and the default method of purchasing and redeeming shares of the Fund will continue to be directly with the Fund.

IV.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class of persons, securities, or transactions from any provision or provisions of the 1940 Act, or any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Applicants seek an exemption from the provisions of Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and from Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act in order to permit the Dealer to purchase and sell shares of the Fund on a principal basis at a value of $1.00 per share with Investors without having to wait until the next NAV is calculated.

V.	IN SUPPORT OF THIS APPLICATION

A.	Regulatory Background

Section 22(c) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(c) of the 1940 Act and Rule 22c-1 thereunder generally require a mutual fund, including a government money market fund, to sell its securities at the price based on the current NAV of such security next computed after receipt of a purchase request. Section 22(d) of the 1940 Act generally requires shares of a mutual fund to be sold at the current public offering price described in the prospectus. Similarly, under Rule 22c-1, redemption requests must be effected at the current NAV next computed after an order to redeem is received. All registered open-end funds must price their shares at the current NAV, calculated by valuing portfolio instruments at market value or, if market quotations are not readily available, at fair value as determined in good faith by the fund’s board of directors or its valuation designee.2 In 1983, the SEC codified an exemption to this requirement allowing money market funds to value their portfolio securities using the “amortized cost” method of valuation.3

Under Rule 2a-7 under the 1940 Act, certain types of money market funds, including government money market funds, are permitted to calculate NAV using the amortized cost method. The amortized cost method allows a money market fund to calculate its NAV by references to the acquisition cost of portfolio securities as adjusted for amortization of a premium or accretion of a discount over time to maturity, rather than by reference to the securities’ current value based on market factors. However, as discussed below, funds using the amortized cost method must still periodically calculate a NAV using market values.

2 See Section 2(a)(41)(B) of the 1940 Act and Rules 2a-4 and 22c-1 under the 1940 Act.

3 See Rule 2a-7 under the 1940 Act.

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To use the amortized cost method, a fund’s board of directors must make a good faith determination that it is in a fund’s best interest to maintain a stable NAV per share pursuant to the use of the amortized cost method. The fund may only continue to use the amortized cost method so long as the board of directors believes the method fairly represents the market-based NAV per share and other additional requirements pursuant to Rule 2a-7 under the 1940 Act are complied with.

For a fund to use the amortized cost method, the fund’s board of directors must establish written policies and procedures that are reasonably designed to stabilize the fund’s NAV per share when calculating it for the purpose of distribution, redemption and repurchase, at a single value. The procedures must take into account the current market conditions and the fund’s investment objectives. The procedures must include a method to calculate the deviation between the amortized cost price per share and the current NAV per share calculated using available market quotations (or an appropriate substitute that reflects current market conditions), which must be calculated each day the fund is open for business or at other intervals that the board of directors determines is reasonable and appropriate in light of current market conditions.4 The deviations in addition to the method used to calculate the deviations must be periodically reviewed by the board and the procedures must contemplate the maintenance of records for the calculation and review. If the deviation from the amortized cost per share price exceeds ½ of 1 percent, the fund’s board of directors should promptly consider what action, if any, should be taken. If the board believes that the extent of any deviation may result in material dilution or other unfair results to Investors, corrective action must be taken to eliminate or reduce to the extent reasonably practicable such dilution or unfair results. The fund is required to file monthly reports on Form N-MFP, which includes a NAV calculated using available market quotations. The Fund’s NAV calculated based on current market factors before applying the amortized cost method is also required to be updated on the fund’s website each business day as of the end of the preceding business day.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

Rule 17d-1 stipulates that a joint transaction described in Section 17(d) may not be entered into between a registered investment company and an affiliate thereof “unless an application… has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted.” As stated in footnote 4 to Investment Company Act Release No. 10698, dated May 16, 1979, “the prohibitions which were enacted as Section 17(d) are concerned only that an investment company and controlled companies thereof would be disadvantaged in participating in a proposed joint transaction with affiliated or certain other persons.”

4 See Rule 2a-7(g)(1)(i)(A); See, e.g., Final Rule Adopting Money Market Fund Reform, Amendments to Form PF (IC Release No. 31166, October 14, 2014) (the “2014 Amendments”), discussion at pages 278-281, available at https://www.sec.gov/files/rules/final/2014/33-9616.pdf (“We generally believe that a fund should, at each time it makes a valuation determination, evaluate the use of amortized cost for portfolio securities, not only quarterly or each time the fund produces financial statements.”).

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B.	Summary of Application

Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except either to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus…

Rule 22c-1 provides in part, that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security. . .

Shares of the Fund will be held as part of the Dealer’s inventory. Transactions in the shares with respect to the Dealer will be continuous and will not be effected at the next calculated NAV. Instead, shares of the Fund sold by the Dealer in connection with the Dealer’s principal transaction service will only be purchased by the Dealer from the Fund at $1.00 per share and will be sold to an Investor at a value of $1.00 per share. When the Dealer purchases shares from an Investor in connection with the principal transaction services, such shares will only be purchased by Dealer at a value of $1.00 per share. The purchase and sale of shares of the Fund by the Dealer will not, therefore, be accomplished at an offering price described in the prospectus, as required by Section 22(d), nor will the sale, redemption or repurchase of shares by the Dealer be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts set forth in this Application, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the 1940 Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of shares of the Fund on a continuous basis by the Dealer, rather than at the next calculated NAV of the Fund.

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While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended: (i) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) to prevent unjust discrimination or preferential treatment among buyers, and (iii) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.5

The Applicants believe that none of these purposes will be undermined or circumvented by permitting the Dealer to transact in the shares on a continuous basis at a value of $1.00 per share. For the first purpose, transactions between the Dealer and its customers in the shares do not involve the Fund as a party and cannot result in dilution of an existing Investor’s interest in the Fund. The Dealer would only be permitted to purchase or redeem shares directly with the Fund at the next calculated NAV in accordance with Section 22(d) and Rule 22c-1. Therefore, the Fund and its shareholders will not be diluted as a result of the transactions set forth herein.

For the second purpose, the Applicants do not believe that the Fund’s portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that allowing the Dealer to continuously transact in the shares solely at a value of $1.00 per share will prevent discrimination or preferential treatment among purchasers. The $1.00 per share transaction valuation will eliminate arbitrage activity, since there will be no difference between the next calculated NAV when an Investor purchases shares directly from the Fund and the price that an Investor receives when transacting with the Dealer. Accordingly, all Investors will be able to transact in shares at a value of a $1.00 per share regardless of how they invest. Additionally, anyone may sell shares of the Fund and anyone may acquire such shares either by transacting with the Dealer or by transacting directly with the Fund. The Dealer will also provide appropriate disclosure to inform Investors: (i) that they are purchasing or selling their shares to the Dealer, and (ii) of the Investors’ right to purchase and redeem shares from the Fund directly. Therefore, no Investor should have an advantage over any other Investor in the purchase or sale of such shares.

For the third purpose, the Applicants contend that the proposed distribution system also will be orderly. When transacting directly with the Fund, the NAV of the Fund’s shares is calculated each day the NYSE is open for trading at the close of regular trading on such exchange, generally 4:00 p.m. (Eastern Time), except when certain federal holidays are observed. The Fund uses the amortized cost method to value its portfolio securities and seeks to maintain a constant NAV of $1.00 per share. The Applicants acknowledge that an Investor executing trades through the Dealer would not know at the time of such sale or purchase whether the price paid would be higher or lower than the actual NAV next computed by the Fund. However, historically money market funds have infrequently fallen below a NAV of $1.00 per share. Government money market funds are considered to be the safest type of money market fund and are required to invest at least 99.5% of their total assets in investments that are backed by the full faith and credit of the U.S. government. There have been no recorded incidences of a government money market fund falling below a NAV of $1.00 per share but should such instance occur certain corrective measures could be taken. These corrective measures could include the Adviser making a capital contribution to maintain a constant NAV of $1.00 per share or the Board could approve the sale of portfolio securities or suspending redemptions in advance of a liquidation. When transacting with the Dealer, the Dealer will continuously transact in the shares throughout the day, including prior to when the NAV of the Fund’s shares is calculated at the close of regular trading on the NYSE. However, the Dealer may only transact at a value of $1.00 per share thus eliminating any trading advantage prior to the striking of a NAV by the Fund.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing the shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the 1940 Act. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

5 See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22,1983).

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Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act

Section 17(d) states in part, that:

[i]t shall be unlawful for any affiliated person of or principal underwriter for a registered investment company . . . acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe...

Rule 17d-1 provides in part, that:

No affiliated person of or principal underwriter for any registered investment company . . . and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant . . . unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order [of the Commission]...

The Applicants seek an order pursuant to Rule 17d-1 that would permit the Dealer to purchase Shares from the Fund and to hold such Shares of the Fund as part of the Dealer’s inventory in order for the Dealer to transact with Investors on a continuous basis. Investors can then elect, in their sole discretion, to submit purchase and redemption orders to either the Dealer or Fund. If such an order is submitted to the Dealer, the Dealer will sell out of its own inventory of shares, with respect to a purchase request, or buy, with respect to a redemption request, shares of the Fund with the requesting Investor on a principal basis.

The legislative history regarding Section 17 illustrates that the section was designed: (i) to prohibit “self-dealing” between insiders of a registered investment company and the investment company itself to ensure consistency with the policies of the investment company and the purpose of the 1940 Act6 and (ii) to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting insider abuse, ensuring that the investment company and the affiliated persons in a joint arrangement participate on equal terms, and ensuring that in a joint arrangement, an investment company is treated fairly or has been clearly advantaged by the transaction.7 Stated otherwise, Section 17(d) was designed to prevent affiliated persons from exerting undue influence over investment companies by causing them to engage in transactions that confer disparate benefits on such persons.8 Section 17(d) and Rule 17d-1, taken together, are designed to ensure fair dealing and no overreaching in connection with joint transactions involving an investment company and its affiliated persons.9

6 S. Res. 3580, Cong. 3d Sess., 86 CONG. REC. 7846 (1940)(enacted).

7 See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1 at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

8 In the Matter of Sequoia Partners, L.P., Investment Company Act Release No. 20644 (Oct. 20, 1994), 57 SEC Docket 2251.

9 See Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3rd Sess. 256 (Apr. 9, 1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission, Investment Trust Study, indicating that the purpose of Commission rules to be promulgated under Section 17(d) (originally drafted as Section 17(a)(4)) is to “insure fair dealing and no overreaching”)).

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The Applicants believe that neither of these purposes will be undermined or circumvented by permitting the Dealer to purchase Shares of the Fund to be held within its own inventory in order to allow the Dealer to transact with Investors on a continuous basis. First, the Dealer will transact with the Fund on the same basis as any other Investor. Second, policies and procedures will seek to ensure that the Dealer is not able to act upon any material non-public information with respect to the Fund prior to publication of such information to all other Investors. Lastly, Investors will need to affirmatively elect to use the Dealer’s principal transaction service, and Investors will continue to be able to purchase and redeem Shares directly from the Fund. On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 17(d) and Rule 17d-1 are adequately addressed. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 17(d) and Rule 17d-1.

VI.	CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.	The relief will only apply to a Fund that is organized as a government money market fund and is subject to the provisions and restrictions of Rule 2a-7 under the 1940 Act.
2.	A Fund will not impose a sales charge or Rule 12b-1 fee.
3.	Investor has the option and remains eligible to purchase shares directly from a Fund and an Investor remains eligible to redeem directly from the Fund.
4.	Shares of a Fund sold in connection with the Dealer’s principal transaction service will only be purchased by Dealer from the Fund at a value of $1.00 per share and will always be sold to an Investor at a value of $1.00 per share.
5.	Shares of a Fund will only be purchased by Dealer from an Investor at a value of $1.00 per share.
6.	The Dealer will not advertise or market that shares being purchased or sold in connection with the principal transaction service as being purchased or sold directly from the Fund. The Dealer will provide appropriate disclosure to inform Investors (i) that they are purchasing from or selling their shares to the Dealer, and (ii) of the Investors’ right to purchase and redeem shares from the Fund directly.
7.	The Dealer will publicly disclose, which may be on the Fund’s website, when its capital available to buy shares of the Fund falls below [$____].
8.	The Fund will calculate a market-based (or shadow) NAV per share on each day the NYSE is open for trading for purposes of confirming that its NAV continues to approximate fair value. If the Fund’s market-based NAV per share deviates from the Fund’s amortized-cost NAV per share by 0.25% or greater, the option to transact with the Dealer would be temporarily suspended, effective upon the Fund’s filing of Form N-CR with respect to such deviation, until the deviation has been remedied, and Investors would be required to transact directly with the Fund.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act for an order granting an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act and pursuant to Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act permitting certain arrangements. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

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SIGNATURES

WISDOMTREE SECURITIES, INC.		WISDOMTREE DIGITAL TRUST

/s/ Jarrett Lilien		/s/ Stuart Bell
Name:	Jarrett Lilien	Name:	Stuart Bell

Title:	President	Title:	President

Date:	December 18, 2024	Date:	December 18, 2024

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EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibits A-1 and A-2	Authorizations

Exhibits B-1 and B-2	Verifications

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Exhibit A-1

AUTHORIZATION

WISDOMTREE SECURITIES, INC.

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Jarrett Lilien, in his capacity as President of WisdomTree Securities, Inc. (the “Dealer”), states that all actions necessary to authorize the execution and filing of this Application by the Dealer has been taken, and that he is authorized to sign and file this Application on behalf of the Dealer pursuant to his general authority as President of the Dealer on December 18, 2024.

/s/ Jarrett Lilien
Name:	Jarrett Lilien

Date:	December 18, 2024

A-1

Exhibit A-2

AUTHORIZATION

WISDOMTREE DIGITAL TRUST

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Stuart Bell, in his capacity as President of WisdomTree Digital Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application by the Trust have been taken, and that he is authorized to sign and file this Application on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust on December 18, 2024:

RESOLVED:	That the officers of the Trust be, and each hereby is, authorized to prepare and file, in the name and on behalf of the Trust, with the SEC an application for an order of the SEC pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Section 22(d) of the 1940 Act and Rule 22c-1 thereunder and for an exemption from Section 17(d) of the 1940 Act and under Rule 17d-1 of the 1940 Act thereunder permitting certain arrangements (the “Exemptive Application”); and

RESOLVED:	That the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file, in the name and on behalf of the Trust, any and all amendments to such Exemptive Application as may be necessary or appropriate.

/s/ Stuart Bell
Name:	Stuart Bell

Date:	December 18, 2024

A-2

Exhibit B-1

VERIFICATION

WISDOMTREE SECURITIES, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Digital Securities, Inc. (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jarrett Lilien
Name:	Jarrett Lilien

Date:	December 18, 2024

B-1

Exhibit B-2

VERIFICATION

WISDOMTREE DIGITAL Trust

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of WisdomTree Digital Trust (the “Applicant”), that he is President of the Applicant, and, as such, is authorized to sign the Application on the Applicant’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file the Application have been taken. Deponent further says that he is familiar with the Application and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stuart Bell
Name:	Stuart Bell

Date:	December 18, 2024

B-2